Exhibit 12.1

YUM! Brands, Inc.

Ratio of Earnings to Fixed Charges Years Ended 2005-2001

(in millions except ratio amounts)

	53
	Weeks	52 Weeks
	2005	2004	2003	2002	2001

Earnings:
Pretax income from continuing operations before cumulative effect of accounting changes	$1,026	$1,026	$886	$858	$733

50% or less owned Affiliates’ interests, net	(8)	2	1	(7)	(7)

Interest expense	148	145	185	180	172

Interest portion of net rent expense	179	164	147	111	93

Earnings available for fixed charges	$1,345	$1,337	$1,219	$1,142	$991

Fixed Charges:
Interest expense	$148	$146	$185	$180	$172

Interest portion of net rent expense	179	164	147	111	93

Total fixed charges	$327	$310	$332	$291	$265

Ratio of earnings to fixed charges (a)	4.11	4.31	3.67	3.92	3.74

(a)                                  Included the impact of Wrench litigation income of $2 million in 2005 and $14 million in 2004 and expense of $42 million in 2003 and AmeriServe and other credits of $2 million in 2005, $16 million in 2004, $26 million in 2003, $27 million in 2002 and $3 million in 2001.